Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2016 First Quarter Sales and Production Results

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--May 21, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports Ekati Diamond Mine and Diavik Diamond Mine first fiscal quarter 2016 (February through April) production and sales results. Unless otherwise specified, all financial information is presented in U.S. dollars.

Ekati Diamond Mine Production (100% basis)

For the three months ended Apr 30, 2015				For the three months ended Apr 30, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox	1	0.2	0.25	671	231	0.34
Koala	228	222	0.97	152	172	1.13
Koala North	53	30	0.57	82	71	0.87
Misery Satellites(1)	243	340	1.40	56	86	1.52
Coarse Ore Rejects(“COR”)(2)	327	212	0.65	-	-	-
Total(3)	851	804	0.94	962	561	0.58

(1) The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred resources, and Misery Northeast material. Approximately 54,000 tonnes of Northeast material was processed in the first fiscal quarter at an average grade of 1.05 carats per tonne. The Northeast material is not included in the reserves or resources and is therefore incremental production.

(2) This material is not included in the reserves or resources and is therefore incremental production.

(3) Figures may not add up due to rounding.

Ekati Mining Update
The mine plan for the first quarter was adapted to take into account changes required to offset the Koala Underground conveyor belt failure that occurred in the previous quarter. However, good progress has been made and it is currently expected that the shortfall in the Koala ore that occurred will be made up by end of the second quarter of this year. Underground production for Koala and Koala North for the quarter was ahead of plan, driven primarily by higher productivity. In addition, the extraction of material from Koala North is expected to be completed in the second quarter. Surface mining activities during the quarter were impacted by unusually extreme winter conditions but prioritizing the waste stripping at Misery has meant that the Misery Main ore release remained essentially on schedule. A new excavator was commissioned earlier this month to ensure that ore release from Pigeon will remain on schedule. The Sable bulk sample and Jay drilling programs were completed on schedule and processing of the material is progressing as planned.

Ekati Processing Update
Plant performance during the quarter was lower than planned, driven by unusually severe winter conditions creating material handling issues and lower than planned availability for the high pressure roll crusher. The installation of additional grease tables and other recovery improvement initiatives progressed as scheduled.

Diavik Diamond Mine Production (40% basis)

For the three months ended Apr 30, 2015				For the three months ended Apr 30, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	38	170	4.45	48	168	3.50
A-154 North	71	152	2.14	97	218	2.26
A-418	63	258	4.13	90	311	3.46
COR	1	24	-	2	37	-
Total(2)	173	604	3.38 (1)	237	734	2.97(1)

(1) Grade has been adjusted to exclude COR. COR is not included in the reserves and is therefore incremental production.
(2) Figures may not add up due to rounding.

Diavik Processing Update
Processing volumes in the first fiscal quarter of 2016 were 27% lower than the same quarter of the prior year, which was principally as a result of three factors. Firstly, additional stockpile ore was available and processed during the comparable quarter of the prior year which was fully exhausted in fiscal 2015. Secondly, production was negatively impacted as mining progressed through an area of higher than normal dilution in the A-418 ore body, which reduced ore availability from this pipe. The high dilution is a result of minor geotechnical rock falls encountered last year. Thirdly, during the quarter there were upgrades to the crusher plant to improve throughput, which led to a reduction in processing capacity.

Diamonds recovered in the first fiscal quarter were 18% lower than the same quarter of the prior year due to the lower volume of ore available for processing as described above.

Ekati and Diavik Rough Diamond Sales
The Company recorded total first quarter sales of $187.7 million ($175.5 million in Q1 fiscal 2015).

Q1 FY 2016 Summary Sales in millions of US dollars	Three months ended Apr 30, 2015	Three months ended Apr 30, 2014
Ekati Rough (100% basis)	$127.4	$92.8
Diavik Rough (40% basis)	$60.3	$82.7
Total Sales(1)	$187.7	$175.5
Carats Sold (000s)
Ekati Rough (100% basis)	710	259
Diavik Rough (40% basis)	544	582
Total Carats Sold (a) (1)	1,254	841

(a) Figures may not add up due to rounding.

(1) Excluded from the Ekati sales recorded in the first fiscal quarter of 2015 were carats produced and sold from the processing of material from the Misery Satellite pipes and the Misery Northeast pipe produced during the pre-commercial production period. During the first quarter for fiscal 2015, the Company sold an estimated 0.1 million carats of such production for estimated proceeds of $6.9 million for an average price per carat of $75, which includes the recovery of small diamonds.

Inventories
Two rough diamond sales were held during the quarter. The Company plans to hold three rough diamond sales in the second fiscal quarter of 2016.

At April 30, 2015, the Company had approximately 0.7 million carats of rough diamond inventory available for sale with an estimated market value of approximately $140 million (compared to 0.7 million carats of inventory available for sale at January 31, 2015, with a market value of $85 million and $125 million at the end of fiscal Q1 2014). The Company also had approximately 0.8 million carats of rough diamond inventory that was work in progress (compared to 1.0 million carats of rough diamond inventory that was work in progress as at January 31, 2015).

Diamond Inventory (available for sale) (in millions of US dollars, except carats)		Apr 30, 2015	Jan 31, 2015	Apr 30, 2014
Ekati Diamond Mine (100%)	Carats (million)	0.4	0.1	0.3
	Estimated Market Value	$100	$65	$75
Diavik Diamond Mine (40%)	Carats (million)	0.3	0.1	0.4
	Estimated Market Value	$40	$20	$50
Consolidated Diamond Inventory	Estimated Market Value of Total Inventory[1]	$140	$85	$125

1 Diamond inventory figures exclude approximately $20 million of samples which are used in the sorting and valuation processes.

Pricing
Based on the average prices per carat achieved by the Company in the first fiscal quarter, the Company has modeled the approximate rough diamond price per carat for each of the Diavik and Ekati kimberlite process plant feed types below.

Diamond Prices March 2015 Average Price per Carat (in US dollars)
Diavik Ore Type		Ekati Ore Type
A-154 South	$135	Koala	$325
A-154 North	$180	Koala North	$380
A-418	$95	Fox	$285
Coarse Ore Rejects	$45	Misery Satellite Pipes	$80
		Coarse Ore Rejects	$60 – 115

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Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company’s first quarter sales results disclosed in this news release are preliminary and reflect expected first quarter sales results as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company’s interim financial statements. The Company will provide additional financial information and related discussion and analysis about its first quarter financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Ekati Diamond Mine and the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mining properties; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca